Exhibit 99.2
12 August 2010
James Hardie Industries SE
Results for the 1st Quarter Ended 30 June 2010

	Three Months Ended 30 June
					%
US GAAP — US$ Millions	Q1 FY11		Q1 FY10		Change

Net Sales
USA and Europe Fibre Cement		$233.0		$223.2	4
Asia Pacific Fibre Cement		85.4		61.3	39

Total Net Sales		$318.4		$284.5	12
Cost of goods sold		(201.6)		(174.1)	(16)

Gross profit		116.8		110.4	6
Selling, general and administrative expenses		(45.9)		(41.4)	(11)
Research & development expenses		(7.0)		(6.3)	(11)
Asbestos adjustments		63.1		(119.8)	—

EBIT		127.0		(57.1)	—
Net interest expense		(1.1)		(0.7)	(57)
Other (expense) income		(4.4)		4.8	—

Operating profit (loss) before income taxes		121.5		(53.0)	—
Income tax expense		(16.6)		(24.9)	33

Net operating profit (loss)		$104.9		$(77.9)	—

Earnings (loss) per share — diluted (US cents)		23.9		(18.0)	—

Volume (mmsf)
USA and Europe Fibre Cement		354.8		357.1	(1)
Asia Pacific Fibre Cement		106.4		88.9	20

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	657	US$	625	5
Asia Pacific Fibre Cement	A$	908	A$	909	—
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 12. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	1

Total Net Sales
Total net sales for the quarter increased 12% compared to the previous corresponding period from US$284.5 million to US$318.4 million. Revenue was favourably affected by the Asia Pacific Fibre Cement results, which reflected both an increase in sales volume and a significant appreciation of local currencies against the US dollar.
Total net sales also benefited from an increase in average net sales price of 5% in the USA and Europe Fibre Cement business, partially offset by a 1% reduction in sales volume. The Asia Pacific Fibre Cement business had an increase in sales volume of 20%, although the average net sales price remained flat, with realised price increases being offset by a change in the geographic mix of sales.
USA and Europe Fibre Cement
Net sales increased 4% from US$223.2 million to US$233.0 million due to higher average net sales price.
Sales volume was relatively flat as activity in the US housing construction and renovations markets continued to disappoint amid weak economic conditions.
The average net sales price increased 5% from US$625 per thousand square feet to US$657 per thousand square feet as a result of a favourable shift in product mix and price increases.
Discussion
According to the US Census Bureau, single family housing starts in the June 2010 quarter were 142,000, 14% above the June 2009 quarter, but still 74% below the peak of the cycle in the June 2005 quarter. Seasonally adjusted annualised total housing starts for June 2010 were 549,000, down 5% month-on-month and at their lowest level since April 2009.
The expiry of the US government tax incentive at the end of April 2010, together with low consumer confidence, tight consumer credit and continuing competition from foreclosed properties, combined to inhibit activity in the residential housing construction sector. High levels of unemployment and uncertainty in the overall economy also appear to have had a negative impact on housing construction activity.
Against this background, USA and Europe Fibre Cement EBIT decreased by 18% to US$56.1 million in the quarter compared to the prior corresponding period. The EBIT performance for the quarter was unfavourably affected by higher input costs (primarily pulp and freight) and higher SG&A expenses, partially offset by a higher net sales price.
The average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 54% higher than in the equivalent period of last year and 13% higher than in the fourth quarter of fiscal year 2010. The latest RISI forecast indicates that NBSK pulp price may have peaked.
Freight costs also increased significantly compared to the previous corresponding period, affected by higher freight rates, a reduction in sales volume in regions with lower freight charges, the impact of product mix and increased shipping distances.
Although USA and Europe Fibre Cement sales volume was comparable with the corresponding quarter of the prior year, monthly sales volume declined each month during the quarter ended 30 June 2010, and since the end of April has declined when compared to the corresponding months of fiscal year 2010.
The company’s strategy remains unchanged with the focus continuing to be on primary demand growth, zero to landfill and product mix shift.

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	2

Asia Pacific Fibre Cement
Net sales increased 39% from US$61.3 million to US$85.4 million. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 19% of the increase, while the remaining 20% of the increase was due to the underlying Australian dollar business results, as sales volume increased.
Discussion
The Australian business sales volume benefited from a Federal Government stimulus package which helped to increase housing starts. Together with continuing primary demand growth and category share gains, this led to higher demand for James Hardie products in the first quarter.
In contrast with improvements in the new construction market segment, the renovations and commercial markets were flat in the first quarter of fiscal year 2011 when compared to the fourth quarter of fiscal year 2010.
The Australian business sales mix continued to shift towards differentiated products, with a 68% increase in Scyon™ product sales volume compared to the previous corresponding quarter. Scyon differentiated products represented 15% of sales volume in the quarter, an increase from 11% in the first quarter of fiscal year 2010.
The New Zealand business also improved, primarily due to reductions in plant and marketing costs, higher sales volume, favourable raw material costs (due to a stronger New Zealand dollar compared to the US dollar) and an improved residential market. The commercial market continued to lag the prior year.
The Philippines business benefited from growth in housing starts, an increase in export sales, stronger sales of differentiated products and continued growth in primary demand.
Gross Profit
Gross profit increased 6% from US$110.4 million to US$116.8 million. The gross profit margin decreased 2.1 percentage points from 38.8% to 36.7%.
Compared to the prior corresponding period, USA and Europe Fibre Cement gross profit decreased 7%, of which 9% was due to higher pulp costs and 5% due to higher freight cost, partially offset by a 10% benefit from an increase in average net sales price.
The gross profit margin of the USA and Europe Fibre Cement business decreased by 4.4 percentage points in the quarter.
Asia Pacific Fibre Cement gross profit increased 71% compared to the prior corresponding period. The increase was due to a 24% benefit resulting from the appreciation of the Asia Pacific business’ currencies against the US dollar. In Australian dollars, Asia Pacific Fibre Cement gross profit increased by 47% compared to the prior corresponding period. Gross profit benefited 17% from sales price increases, 15% from higher sales volume, 6% from improved plant performance and 5% from lower energy costs.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 6.6 percentage points in the quarter.

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	3

Selling, General and Administrative (SG&A) Expenses
SG&A expenses increased 11%, from US$41.4 million to US$45.9 million. Higher SG&A expenses in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments were partially offset by a reduction in general corporate costs. As a percentage of sales, SG&A expenses declined 0.2 percentage points to 14.4%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.4 million.
ASIC Proceedings
On 23 April 2009, his Honour Justice Gzell issued judgment against the company and ten former officers and directors of the company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and the Australian Securities and Investments Commission (ASIC) responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010. A final judgment is awaited.
During the quarter, the company incurred legal costs related to the ASIC proceedings of US$0.6 million. These costs were flat compared to the prior corresponding period. ASIC expenses are included in SG&A expenses.
The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 30 June 2010 have totaled US$23.7 million.
Readers are referred to Note 9 of the company’s 30 June 2010 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 24% higher for the quarter at US$4.1 million, compared to the corresponding period of the prior year.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 3% lower for the quarter at US$2.9 million compared to the prior corresponding period.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date. The Australian dollar depreciated against the US dollar by 7%

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	4

from 31 March 2010 to 30 June 2010, compared to an 18% appreciation during the corresponding period of last year.
Asbestos adjustments resulting from the effect of foreign exchange movements were favourable adjustments of US$63.1 million, compared to unfavourable adjustments of US$119.8 million in the corresponding quarter of the prior year.
Claims Data
For the three months ended 30 June 2010, there were 135 claims received, a reduction from 160 claims received for the same period last year and lower than actuarial expectations for the current period.
There were 100 claims settled for the three months ended 30 June 2010, a decrease from 159 claims settled for the same period last year, and below actuarial expectations for the current period.
The average claim settlement was A$190,000 for the three months ended 30 June 2010, slightly higher than A$181,000 average claim settlement for the corresponding period last year, and below actuarial expectations for the current period.
Asbestos claims paid totaled A$20.2 million for the three months ended 30 June 2010, a reduction from A$27.3 million claims paid for the same period last year, and below the actuarial expectation of A$29.2 million for the current period. The lower than expected expenditure was due to lower settlement activity and lower than expected claim settlement sizes.
All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 June 2010 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT for the quarter moved from a loss of US$57.1 million to EBIT of US$127.0 million. EBIT for the quarter includes net favourable asbestos adjustments of US$63.1 million, AICF SG&A expenses of US$0.4 million and ASIC expenses of US$0.6 million. For the corresponding period in the prior year, EBIT included net unfavourable asbestos adjustments of US$119.8 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.6 million, as shown in the table below.

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	5

	Three Months Ended 30 June
EBIT - US$ Millions	Q1 FY11	Q1 FY10	% Change

USA and Europe Fibre Cement	$56.1	$68.8	(18)
Asia Pacific Fibre Cement	22.1	10.9	—
Research & Development	(5.0)	(4.0)	(25)
General Corporate:
General corporate costs	(8.9)	(12.5)	29
Asbestos adjustments	63.1	(119.8)	—
AICF SG&A expenses	(0.4)	(0.5)	20

EBIT	127.0	(57.1)	—

Excluding:

Asbestos:
Asbestos adjustments	(63.1)	119.8	—
AICF SG&A expenses	0.4	0.5	(20)
ASIC expenses	0.6	0.6	—

EBIT excluding asbestos and ASIC expenses	$64.9	$63.8	2

Net sales	$318.4	$284.5	12

EBIT margin excluding asbestos and ASIC expenses	20.4%	22.4%
USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT decreased by 18% from US$68.8 million to US$56.1 million for the quarter. The decrease in EBIT was driven by higher material input costs (primarily pulp), higher freight costs and higher SG&A expense, partially offset by a higher average net sales price. The USA and Europe Fibre Cement EBIT margin was 6.7 percentage points lower at 24.1%.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 103% from US$10.9 million to US$22.1 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 27% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 75% due to increased sales volume, growth in sales of higher-margin differentiated products, favourable freight costs and improved plant performance. The EBIT margin was 8.1 percentage points higher at 25.9%.
General Corporate Costs
General corporate costs for the quarter decreased 29% from US$12.5 million to US$8.9 million.
The company incurred costs associated with its proposed domicile change of US$0.9 million in the current quarter, compared to US$4.5 million in the corresponding quarter of the prior year.
For the quarter, ASIC expenses of US$0.6 million were comparable with the corresponding quarter of the prior year.
General corporate costs excluding ASIC expenses and domicile change related costs of US$7.4 million for the quarter were comparable with the corresponding quarter of the prior year.

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	6

Net Interest Expense
Net interest expense increased from US$0.7 million in the corresponding quarter of the prior year to US$1.1 million in the current quarter. Net interest expense for the quarter ended 30 June 2010 includes a realised loss of US$0.4 million on interest rate swaps and AICF interest income of US$0.6 million. Net interest expense for the quarter ended 30 June 2009 included a realised loss of US$0.4 million on interest rate swaps and AICF interest income of US$0.7 million.
Other (Expense) Income
Other expense moved from income of US$4.8 million in the corresponding quarter of the prior year to expense of US$4.4 million in the current quarter. Other expense for the quarter ended 30 June 2010 includes an unrealised loss of US$4.4 million resulting from movements in the fair value of interest rate swap contracts and nil arising from the sale of restricted short-term investments held by the AICF. Other income for the quarter ended 30 June 2009 included an unrealised gain of US$4.4 million resulting from movements in the fair value of interest rate swap contracts and a realised gain of US$0.4 million arising from the sale of restricted short-term investments held by the AICF.
Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$24.9 million to US$16.6 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 31.4% for the quarter, compared to 38.1% for the corresponding quarter of the prior year. The change in effective tax rate excluding asbestos and tax adjustments compared to the prior corresponding period is attributable to changes in the geographic mix of earnings and expenses and reductions in non-tax deductible expenses.
Tax Adjustments
The company recorded favourable tax adjustments of US$2.1 million for the quarter, compared to favourable tax adjustments of US$0.3 million for the corresponding quarter of the prior year. The tax adjustments in the quarters relate to adjustments in the value of provisions for uncertain tax positions.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. Judgment was reserved and has not yet been handed down.
The company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company has not recorded any liability at 30 June 2010 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the company has treated all payments in respect of the amended assessment made up to 30 June 2010 and related accrued interest receivable as a deposit, and it is the company’s intention to treat any payments to be made at a later date as a deposit. At 30 June 2010 and 31

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	7

March 2010, this deposit totalled US$234.2 million (A$274.8 million) and US$247.2 million (A$269.9 million), respectively.
Should the judgment of the Federal Court in respect of the hearing in September 2009 be against RCI, a charge may be required to be recorded while the company continues an appeal process in higher courts. Had the company been required to take this charge at 30 June 2010, the charge would have been an estimated amount of US$330.4 million (A$387.7 million). However, except for quarterly payments by RCI of interest on the unpaid balance of the amended assessment (being US$157.0 million (A$184.3 million), no cash would be required to be exchanged between RCI and the ATO until the matter has been ultimately resolved.
Net Operating Profit (Loss)
Net operating profit for the quarter was US$104.9 million, compared to a loss of US$77.9 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased from US$41.6 million to US$40.5 million as shown in the table below.

	Three Months Ended 30 June
Net Operating Profit - US$ millions	Q1 FY11	Q1 FY10	% Change

Net operating profit (loss)	$104.9	$(77.9)	—

Excluding:

Asbestos:
Asbestos adjustments	(63.1)	119.8	—
AICF SG&A expenses	0.4	0.5	—
AICF interest income	(0.6)	(0.7)	—
Gain on AICF investments	—	(0.4)	—

Tax benefit related to asbestos adjustments	0.4	—	—

ASIC expenses	0.6	0.6	—

Tax adjustments	(2.1)	(0.3)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$40.5	$41.6	(3)
Cash Flow
Net operating cash flow moved adversely by US$107.4 million from net cash provided of US$82.4 million in the corresponding quarter of the prior year to net cash used of US$25.0 million for the quarter ended 30 June 2010. Net operating cash flow was unfavourably affected by an increase in restricted cash resulting from the company’s anticipated contribution to the AICF of US$63.7 million on 1 July 2010.
Excluding restricted cash for the AICF contribution, net operating cash flow was US$38.7 million for the quarter, down by 53% on US$82.4 million in the prior year quarter. Factors contributing to this decrease included payment of US$18.6 million for the company’s Dutch exit tax and unscheduled increases in net working capital during the quarter.
In the second quarter, the company expects that cash flow will be positively impacted by reductions in inventory levels as the company re-aligns operations with the lower than expected level of activity in the US housing market.

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	8

Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when the company does not incur any unusual or discrete large cash outflows, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
During the quarter ended 30 June 2010, net capital expenditures increased to US$13.3 million from US$9.7 million in the prior comparable period as strategic capital expenditures increased.
Liquidity and Capital Resources
At 30 June 2010, the company had net debt of US$171.9 million, which includes debt incurred of US$63.7 million resulting from the company’s anticipated contribution to the AICF. Net debt at 30 June 2010 increased by US$37.1 million, compared to net debt of US$134.8 million at 31 March 2010.
Excluding restricted cash, the company had cash and cash equivalents of US$43.1 million as of 30 June 2010. At that date, it also had credit facilities totalling US$265.0 million, of which US$215.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 June 2010
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.37%	45.0	45.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	3.23%	130.0	80.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.21%	90.0	90.0

Total		$265.0	$215.0

On 16 June 2010, US$161.7 million of the company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The company did not refinance these facilities; accordingly, amounts outstanding under these facilties were repaid by using longer-term facilities.
The weighted average remaining term of the total credit facilities at 30 June 2010 was 2.2 years.
If the company is unable to extend its remaining credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	9

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flow and proposed new credit facilities.
Asbestos Compensation
In fiscal year 2010, the company’s contributions to the AICF were restricted by a decline in the company’s net operating cash flow as a result of, among other things, the unprecedented downturn in the US housing market.
On 23 April 2009, the company and the NSW Government were advised by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
On 7 November 2009, the NSW Government and the Australian Government announced that the Australian Government had agreed to loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government had agreed to make available to the AICF. The proposed standby loan facility would enable the AICF to meet a short-term funding shortfall, and to continue to make payments to claimants. On 2 December 2009, the NSW Government passed The James Hardie Former Subsidiaries (Winding up and Administration) Amendment Bill 2009 to authorise and approve the loan facility agreement, associated guarantees and security, and ensure that the AICF has the ability to repay the loan.
The provision of the proposed standby loan facility to the AICF does not reduce the company’s obligations under the AFFA. The obligation to pay claimants remains with the AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie.
The terms of the agreement are currently being negotiated and the facility has not yet been finalised.
James Hardie made a further contribution of approximately A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represents 35% of the company’s free cash flow for fiscal year 2010, as defined by the AFFA.
Since the AICF was established in February 2007, the company has contributed A$375 million to the fund.
Re-domicile
The company completed Stage 1 of the re-domicile Proposal on 19 February 2010 and transformed from a Dutch NV company to a Dutch SE company. On 2 June 2010, shareholders approved Stage 2 of the Proposal, with 99.59% of votes cast in favour of the resolution.
Following this vote, on 17 June 2010, the company moved its corporate domicile to Ireland and became subject to Irish law, in addition to the Council of the European Union’s Regulation on the Statute for a European Company regulations governing an SE. The Board of Directors of James Hardie Industries SE held its first meeting in Ireland on 29 June 2010. This represented the final step in the company’s transfer from The Netherlands to Ireland.
END

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	10

Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with an audio webcast of the Management Presentation on 12 August 2010, are available from the Investor Relations area of the company’s website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	11

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	12

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

EBIT	$127.0	$(57.1)

Asbestos:
Asbestos adjustments	(63.1)	119.8
AICF SG&A expenses	0.4	0.5

ASIC expenses	0.6	0.6

EBIT excluding asbestos and ASIC expenses	64.9	63.8

Net sales	$318.4	$284.5

EBIT margin excluding asbestos and ASIC expenses	20.4%	22.4%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

Net operating profit (loss)	$104.9	$(77.9)

Asbestos:
Asbestos adjustments	(63.1)	119.8
AICF SG&A expenses	0.4	0.5
AICF interest income	(0.6)	(0.7)
Gain on AICF investments	—	(0.4)
Tax benefit related to asbestos adjustments	0.4	—

ASIC expenses	0.6	0.6

Tax adjustments	(2.1)	(0.3)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$40.5	$41.6

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	13

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$40.5	$41.6
Weighted average common shares outstanding - Diluted (millions)	438.6	435.4

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.2	9.6

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

Operating profit (loss) before income taxes	$121.5	$(53.0)

Asbestos:
Asbestos adjustments	(63.1)	119.8
AICF SG&A expenses	0.4	0.5
AICF interest income	(0.6)	(0.7)
Gain on AICF investments	—	(0.4)

Operating profit before income taxes excluding asbestos	$58.2	$66.2

Income tax expense	(16.6)	(24.9)

Asbestos:

Tax benefit related to asbestos adjustments	0.4	—
Tax adjustments	(2.1)	(0.3)

Income tax expense excluding tax adjustments	(18.3)	(25.2)

Effective tax rate excluding asbestos and tax adjustments	31.4%	38.1%

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	14

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

EBIT	$127.0	$(57.1)
Depreciation and amortisation	15.4	15.0

EBITDA	$142.4	$(42.1)

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

General corporate costs	$8.9	$12.5

Excluding:
ASIC expenses	(0.6)	(0.6)
Domicile change related costs	(0.9)	(4.5)

General corporate costs excluding ASIC expenses and domicile change related costs	$7.4	$7.4

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 7 of the 30 June 2010 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 30 June 2010 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 1st Quarter FY11	15

James Hardie Industries SE
Consolidated Balance Sheet
30 June 2010
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$234.4	$(191.3)	$43.1
Restricted cash and cash equivalents	64.3	—	64.3
Restricted cash and cash equivalents — Asbestos	—	43.8	43.8
Restricted short-term investments — Asbestos	—	4.7	4.7
Accounts and notes receivable, net of allowance for doubtful accounts of $2.6 million	119.0	0.1	119.1
Inventories	154.9	—	154.9
Prepaid expenses and other current assets	24.6	0.2	24.8
Insurance receivable — Asbestos	—	13.4	13.4
Workers’ compensation — Asbestos	—	0.1	0.1
Deferred income taxes	21.8	—	21.8
Deferred income taxes — Asbestos	—	12.5	12.5

Total current assets	619.0	(116.5)	502.5
Restricted cash and cash equivalents	4.7	—	4.7
Property, plant and equipment, net	700.9	2.2	703.1
Insurance receivable — Asbestos	—	162.9	162.9
Workers’ compensation — Asbestos	—	91.9	91.9
Deferred income taxes	3.5	—	3.5
Deferred income taxes — Asbestos	—	389.3	389.3
Deposit with Australian Taxation Office	234.2	—	234.2
Other assets	39.9	—	39.9

Total assets	$1,602.2	$529.8	$2,132.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$91.7	$1.2	92.9
Current portion of long-term debt	45.0	—	45.0
Accrued payroll and employee benefits	26.9	0.2	27.1
Accrued product warranties	7.0	—	7.0
Income taxes payable	(14.8)	15.3	0.5
Asbestos liability	—	99.3	99.3
Workers’ compensation — Asbestos	—	0.1	0.1
Other liabilities	22.6	—	22.6

Total current liabilities	178.4	116.1	294.5
Long-term debt	170.0	—	170.0
Deferred income taxes	115.9	—	115.9
Accrued product warranties	18.3	—	18.3
Asbestos liability	—	1,389.6	1,389.6
Workers’ compensation — Asbestos	—	91.9	91.9
Other liabilities	76.1	2.4	78.5

Total liabilities	558.7	1,600.0	2,158.7

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	221.1	—	221.1
Additional paid-in capital	41.4	—	41.4
Retained earnings (accumulated deficit)	739.7	(1,072.5)	(332.8)
Accumulated other comprehensive income	41.3	2.3	43.6

Total shareholders’ equity (deficit)	1,043.5	(1,070.2)	(26.7)

Total liabilities and shareholders’ equity (deficit)	$1,602.2	$529.8	$2,132.0

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	16

James Hardie Industries SE
Consolidated Statement of Operations
For the three months ended 30 June 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
Net Sales	318.4	—	318.4
Cost of goods sold	(201.6)	—	(201.6)

Gross profit	116.8	—	116.8
Selling, general and administrative expenses	(45.5)	(0.4)	(45.9)
Research and development expenses	(7.0)	—	(7.0)
Asbestos adjustments	—	63.1	63.1

EBIT	64.3	62.7	127.0
Net Interest (expense) income	(1.7)	0.6	(1.1)
Other expense	(4.4)	—	(4.4)

Operating profit before income taxes	58.2	63.3	121.5
Income tax expense	(16.2)	(0.4)	(16.6)

Net Operating Profit	$42.0	$62.9	$104.9

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	17

James Hardie Industries SE
Consolidated Statement of Cash Flows
For the three months ended 30 June 2010
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
Cash Flows from Operating Activities

Net income	42.0	62.9	$104.9
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortisation	15.4	—	15.4
Deferred income taxes	4.1	0.8	4.9
Stock-based compensation	1.8	—	1.8
Asbestos adjustments	—	(63.1)	(63.1)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(63.7)	(2.4)	(66.1)
Restricted short-term investments	—	9.1	9.1
Accounts and notes receivable	32.1	0.1	32.2
Inventories	(8.0)	—	(8.0)
Prepaid expenses and other current assets	5.6	(0.2)	5.4
Insurance receivable — Asbestos	—	11.9	11.9
Accounts payable and accrued liabilities	(37.9)	1.2	(36.7)
Asbestos liability	—	(18.5)	(18.5)
Deposit with Australian Taxation Office	(2.3)	—	(2.3)
Other accrued liabilities	(14.1)	(1.8)	(15.9)

Net cash used by operating activities	$(25.0)	$—	$(25.0)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(13.5)	—	(13.5)
Proceeds from sales of investments	0.2	—	0.2

Net cash used in investing activities	$(13.3)	$—	$(13.3)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	376.0	—	376.0
Repayments of long-term borrowings	(315.0)	—	(315.0)
Proceeds from issuance of shares	0.1	—	0.1

Net cash provided by financing activities	$61.1	$—	$61.1

Effect of exchange rate changes on cash	1.1	—	1.1

Net increase in cash and cash equivalents	23.9	—	23.9
Cash and cash equivalents at beginning of period	19.2	—	19.2

Cash and cash equivalents at end of period	$43.1	$—	$43.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	25.1	—	25.1
Short-term deposits	18.0	—	18.0

Cash and cash equivalents at end of period	$43.1	$—	$43.1

Disclaimer

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	18

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	19

other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie — 1st Quarter FY11	20